Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Earnings Computation:
Earnings before income taxes	$1,456,170	$1,305,589	$2,511,790	$2,437,407
Fixed charges	49,142	29,284	138,228	75,369
Total earnings as adjusted	$1,505,312	$1,334,873	$2,650,018	$2,512,776

Fixed Charges Computation:
Interest Expense	$41,436	$22,953	$116,462	$57,804
Assumed interest element included in rent expense	7,706	6,331	21,765	17,565
Total fixed charges	$49,142	$29,284	$138,227	$75,369

Ratio of earnings to fixed charges	30.6	45.6	19.2	33.3